UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS

13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-24255

GLB Bancorp, Inc.

(Exact name of registrant as specified in its charter)

7001 Center Street

Mentor, Ohio 44060

(440) 974-0000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, without par value

(Title of each class of securities covered by this form)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None. GLB Bancorp, Inc. merged with Sky Financial Group, Inc. on October 19, 2003. Sky Financial Group, Inc. was the surviving corporation of the merger (see Sky Financial Group, Inc. Form S-4/A, Registration No. 333-108171 filed with the Commission on September 5, 2003).

Pursuant to the requirements of the Securities Exchange Act of 1934, Sky Financial Group, Inc. has caused this certification/notice to be signed as the successor corporation to GLB Bancorp, Inc. by the undersigned duly authorized person.

Date: October 22, 2003	BY:	/S/ C. J. KELLER SMITH
C. J. Keller Smith Assistant Counsel